Exhibit 99-1
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  [GRAPHIC OMITTED]      KOOR INDUSTRIES' AFFILIATE ECI IN DISCUSSIONS REGARDING
Koor Industries Ltd.     POTENTIAL SALE OF ECI FOR 10$ PER SHARE


Tel Aviv, Israel - June 17, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli holding company, announced that its affiliate (28% Holdings) ECI Telecom Ltd. ("ECI") (NASDAQ:ECIL) today announced, in response to media reports, that it is currently in discussions with a group of investors led by Swarth Investments, an investment vehicle controlled by Shaul Shani, regarding a potential acquisition of all the shares of ECI by the group for a consideration of $10.00 per share in cash. There can be no assurance at this stage as to whether this transaction will be consummated, and if consummated what the actual consideration would be. Any potential transaction would be subject to the negotiation and execution of a definitive agreement and other related agreements, as well as to regulatory and other customary approvals and conditions. ECI does not intend to make any further comment, or respond to any inquiries, until a binding agreement, if any, is reached with respect to a purchase, or talks have been terminated.

Koor currently estimates, based on the current US$/NIS exchange rate and ECI's results of the first quarter of 2007, that if a transaction is consummated at the above mentioned price per share, Koor will record capital gain of approximately NIS 598 million.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.